PLAYERS INTERNATIONAL, INC.
           1300 ATLANTIC AVENUE, SUITE 800
           ATLANTIC CITY, NEW JERSEY 08401
            ------------------
          NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
          ------------------------
        TO BE HELD ON OCTOBER 16, 1997 AT 10:00 A.M.
        AT THE RIVERPORT CASINO CENTER
             777 CASINO CENTER DRIVE
            MARYLAND HEIGHTS, MISSOURI
             ------------------------

   The Annual Meeting of Stockholders (the "Meeting") of Players International, Inc. (the "Company") will be held on Thursday, October 16, 1997, at the Riverport Casino Center, 777 Casino Center Drive, Maryland Heights, Missouri to elect ten directors to hold office as specified in the proxy statement.

   The close of business on Tuesday, August 19, 1997, has been fixed as the record date for the Meeting. Only stockholders of record as of the close of business on such date will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof.

   The enclosed proxy is solicited by the Board of Directors of the Company. Reference is made to the attached proxy statement for further information with respect to the business to be transacted at the Meeting.

   You are cordially invited to attend the Meeting. If you do not expect to attend the Meeting in person, please mark, sign and date the enclosed proxy and mail it promptly to the Secretary in the enclosed envelope. The return of the enclosed proxy will not affect your right to vote in person if you do attend the Meeting.

                   Peter J. Aranow
                   Secretary

Dated: August 27, 1997

                           PLAYERS INTERNATIONAL, INC.
                        1300 ATLANTIC AVENUE, SUITE 800
                        ATLANTIC CITY, NEW JERSEY 08401

                               PROXY STATEMENT

   ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON THURSDAY, OCTOBER 16, 1997


                           ------------------------


                                  GENERAL


   This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Players International, Inc. (the "Company") for use at the Company's Annual Meeting of Stockholders (the "Meeting") to be held on Thursday, October 16, 1997 at 10:00 a.m. at the Riverport Casino Center, 777 Casino Center Drive, Maryland Heights, Missouri, for the purposes set forth in the foregoing notice. This proxy statement, the foregoing notice and the enclosed proxy are being sent to stockholders commencing on or about August 27, 1997.

   The Board of Directors does not intend to bring any matters before the Meeting except those indicated in this notice and does not know of any matter that anyone else proposes to present for action at the Meeting. If any other matters properly come before the Meeting, however, the persons named in the enclosed proxy, or their duly constituted substitutes acting at the Meeting, will be authorized to vote or otherwise act thereon in accordance with their judgment on such matters.

   If the enclosed proxy is properly executed and returned prior to voting at the Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. In the absence of instructions, the shares will be voted "FOR" the nominees of the Board of Directors in the election of directors.

   Any proxy may be revoked at any time prior to its exercise by notifying the Secretary of the Company in writing, by delivering a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

           CHANGES TO THE BOARD OF DIRECTORS

   Effective February 20, 1997, Mr. Jay Green resigned from the Board of Directors of the Company because of his other professional and personal commitments. Mr. Thomas E. Gallagher has informed the Company that he will not stand for re-election to the Board of Directors. Effective July 1, 1997, Mr. Gallagher became the Executive Vice President and General Counsel to Hilton Hotels Corporation. The extent of Mr. Gallagher's new professional commitments do not allow him sufficient time to continue his services on the Company's Board of Directors.

   The Board of Directors of the Company, at its meeting held
Thursday, August 7, 1997, voted to expand the Board of Directors from nine members to ten effective as of the date of the Company's Annual Meeting to be held October 16, 1997. At the August 7, 1997 meeting, the
Board of Directors also nominated Messrs. John Groom, Vincent J.
Naimoli and Alan R. Buggy for election to the Board of Directors to fill the vacancies resulting from the resignation of Mr.
Green, the decision of Mr. Gallagher not to stand for re-election and the creation of a new directorship. If elected, Messrs.
Groom, Naimoli and Buggy will serve as directors with the remaining incumbent directors until the next annual meeting of stockholders. See "Election of Directors."

           OUTSTANDING SHARES, VOTING RIGHTS
          AND STOCKHOLDINGS OF CERTAIN PERSONS

At the close of business on Tuesday, August 19, 1997, the record date fixed for the determination of stockholders entitled to notice of and to vote at the Meeting, there were outstanding 32,563,312 shares of the Company's common stock, par value $.005 per share (the
"Common Stock"), the only class of voting securities outstanding.
Only the record holders of such Common Stock as of the close of business on Tuesday, August 19, 1997, will be entitled to vote at the Meeting. The presence at the Meeting, in person or by proxy, of stockholders entitled to cast a majority of the votes that all stockholders are entitled to cast will constitute a quorum.
Shares presented at the Meeting in person or by proxy but not voted will nevertheless be counted for purposes of determining the presence of a quorum. Accordingly, abstentions and broker non-votes (i.e., shares as to which a broker or nominee has indicated that it does not have discretionary authority to vote) on a particular matter will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Directors will be elected by a plurality of the votes cast and, therefore, abstentions and broker non-votes will have no impact on such vote. Each share of Common Stock is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting. All information concerning Common Stock presented herein reflects the effects of a three-for-two Common Stock split paid to stockholders of record as of May 8, 1995.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth, as of the close of business on August 19, 1997, certain information with respect to the beneficial ownership of Common Stock: (i) by each director, nominee and executive officer of the Company; (ii) by all executive officers, nominees and directors, as a group; and (iii) by each stockholder who was known to the Company to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than 5% of the Common Stock. As noted below, certain ownership information is presented as of December 31, 1996, the last date for reporting significant ownership positions by certain institutions under Securities and Exchange Commission ("SEC") rules. Each of the persons listed below has sole voting and investment power with respect to such shares, unless otherwise indicated.

                                      NUMBER OF SHARES      PERCENT OF CLASS
                                      BENEFICIALLY OWNED    BENEFICIALLY OWNED

NAME OF BENEFICIAL OWNER(1)

The Griffin Group, Inc......................    4,267,350(2)     13.1%
Edward Fishman..............................    1,701,843(3)      5.2%
Howard Goldberg.............................    880,380(4)        2.7%
John Groom..................................    181,500(5)           *
Peter J. Aranow.............................    310,000(6)           *
Patrick Madamba, Jr.........................     6,000(7)            *
Thomas Gallagher............................    1,084,800(8)      3.3%
Lee Seidler.................................    179,000(9)           *
Marshall S. Geller..........................    195,377(10)          *
Lawrence Cohen..............................    232,350(11)          *
Earl E. Webb................................    11,250(12)           *
Charles M. Masson...........................    11,250(13)           *
Vincent J. Naimoli..........................      0(14)              *
Alan R. Buggy...............................      0(14)              *
All directors, nominees and executive
officers as a group (13 persons)............    4,793,750(15)    14.1%
Legg Mason, Inc.............................    2,521,500(16)     7.7%
Neuberger & Berman, LLC.....................    1,631,300(17)     5.0%

------------------
* Less than 1%.

 (1) The address of The Griffin Group, Inc. ("Griffin Group") is
  780 Third Avenue, Suite 1801, New York, New York 10017. The address for Edward Fishman, Howard Goldberg, John Groom, Peter Aranow and
  Patrick Madamba, Jr. is c/o Players International, Inc., 1300
  Atlantic Avenue, Suite 800, Atlantic City, New Jersey 08401.
  The address for Thomas Gallagher is c/o Hilton Hotels
  Corporation, Legal Division, 9336 Pacific Center Drive, Beverly Hills, CA 90210. The address for Lee Seidler is c/o Bear
  Stearns & Co. Inc., 12th Floor -- Research, 245 Park Avenue, New
  York, New York 10167. The address for Marshall Geller is c/o
  Geller & Friend Capital Partners, Inc., 1875 Century Park East,
  #2300, Los Angeles, California 90067. The address for Lawrence
  Cohen is c/o The Griffin Group, Inc., 780 Third Avenue, Suite
  1801, New York, New York 10017. The address for Earl E. Webb is
  c/o LaSalle Partners Limited, 200 East Randolph Drive, Chicago, Illinois 60601. The address for Charles M. Masson is 200 East
  84th Street, New York, New York 10028. The address for Vincent J. Naimoli is c/o Anchor Industries International, Inc., 2502 North
  Rocky Point Drive, Suite 960, Tampa, Florida 33607-1421. The address for Alan R. Buggy is c/o The Beverly Hilton Hotel, 9876 Wilshire Boulevard, Beverly Hills, California 90210. All of the individuals named in the table, except John Groom, Peter J.
  Aranow, Patrick Madamba, Jr., Vincent Naimoli and Alan R. Buggy are directors of the Company as of August 18, 1997. The address for Legg Mason is 111 South Calvert Street, Baltimore, Maryland
  21202. The address for Neuberger & Berman, LLC is 605 Third
  Avenue, New York, New York 10158-3698.

  (2) Based upon information contained in Amendment No. 3 to
  Schedule 13D, dated January 31, 1997, as filed with the SEC.
  The holdings do not include the holdings of Lawrence Cohen, President and Chief Executive Officer of The Griffin Group.

  (3) Includes 150,000 shares that are subject to options that are exercisable within 60 days of August 19, 1997 ("currently exercisable") and 60,000 shares held in trust in the name of Edward Fishman's children.

  (4) Includes 18,267 shares held in trust and in the name of Mr. Goldberg's family members and 521,250 shares that are subject to currently exercisable options.

  (5) Includes 40,000 shares that are subject to currently exercisable options and 10,000 shares held in trust for Mr. Groom's children.

  (6) Includes 295,000 shares that are subject to currently exercisable options.

  (7) Includes 6,000 shares that are subject to currently exercisable options.

  (8) Includes 135,000 shares that are subject to currently exercisable options.

  (9) Includes 135,000 shares that are subject to currently exercisable options. Does not include 5,000 shares subject to options to be granted upon re-election, nor the vesting of 11,250 shares subject to options which will vest upon re-election.

  (10) Includes 152,877 shares that are subject to currently exercisable options. Does not include 5,000 shares subject to options to be granted upon re-election, nor the vesting of 11,250 shares subject to options which will vest upon re-election.

  (11) Includes 11,250 shares that are subject to currently exercisable options. Does not include 5,000 shares subject to options to be granted upon re-election, nor the vesting of 11,250 shares subject to options which will vest upon re-election.

  (12) Includes 11,250 shares that are subject to currently exercisable options. Does not include 5,000 shares subject to options to be granted upon re-election, nor the vesting of 11,250 shares subject to options which will vest upon re-election.

  (13) Includes 11,250 shares that are subject to currently exercisable options. Does not include 5,000 shares subject to options to be granted upon re-election, nor the vesting of 11,250 shares subject to options which will vest upon re-election.

  (14) Does not include 22,500 shares subject to options to be granted in the event of election, fifty percent (50%) of which will immediately vest.

  (15) Includes 1,468,877 shares that are subject to currently exercisable options.

  (16) Reflects holdings as of December 31, 1996 reported in
  Schedule 13G filed with the SEC. The beneficial owner's address is 111 South Calvert Street, Baltimore, Maryland 21202. Of the shares listed, 2,400,000 shares are held by Legg Mason Special
  Investment Trust, Inc., with Legg Mason Fund Advisor, Inc. having power to dispose thereof. The remaining shares are held by various clients of Legg Mason Managed Investment Portfolio and Legg Mason Capital Management, Inc., which have power to dispose thereof.

  (17) Reflects holdings as of December 31, 1996 reported in Amendment No. 1 to Schedule 13G filed with the SEC. The beneficial owner's address is 605 Third Avenue, New York, New York 10158-3698. Includes 49,000 shares subject to sole voting power, 1,545,000 shares subject to shared voting power and 1,631,000 shares subject to sole dispositive power.

                      ELECTION OF DIRECTORS

At the Meeting, the stockholders will elect ten (10) directors to hold office, subject to the provisions of the Company's by-laws, until the next Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified. Unless contrary instructions are given, the shares represented by the enclosed proxy will be voted "FOR" the election of the nominees set forth below. Proxies cannot be voted for a greater number of directors than the number of nominees named.
Stockholders are not entitled to vote cumulatively in electing directors.


Each nominee has consented to being named in the proxy statement and to serve if elected. However, if any nominee at the time of his election is unable or unwilling to serve or is otherwise unavailable for election, and as a result another nominee is designated by the Board of Directors, the persons named in the enclosed proxy, or their substitutes, will have discretion and authority to vote or refrain from voting for such nominee in accordance with their judgment.

Each Company director may be required to be licensed or qualified to serve as a director of the Company by the gaming regulatory authorities in the jurisdictions in which the Company does business. All nominees, except Messrs. Groom, Naimoli and Buggy, are incumbent directors who have already met these requirements with respect to the Company. Messrs. Groom and Naimoli have been licensed or otherwise approved to be involved in gaming companies by regulators in one or more jurisdictions. In the event that any regulatory authority having jurisdiction over the Company finds a director unsuitable for directorship, the director shall become ineligible to serve on the Board of Directors and a majority of the remaining directors may appoint a qualified replacement to serve as a director.

The nominees for election as directors, together with certain information about them, are as follows:

                        PRESENT POSITION
         NAME           WITH THE COMPANY                    SINCE  AGE
         ----           ----------------                    -----  ---
Edward Fishman........  Chairman of the Board of Directors   1985  54
Howard Goldberg.......  President, Chief Executive Officer
                        and Director                         1986  52
John Groom(1).........  Executive Vice President and
                        Chief Operating Officer              1996  52

Marshall S. Geller(2)   Director                             1989  58
Lee Seidler(3)........  Director                             1987  62
Charles Masson........  Director                             1996  44
Earl Webb(2)..........  Director                             1996  41
Lawrence Cohen (2) (3)  Director                             1996  39
Vincent J. Naimoli (1)  Nominated for Director                 --  59
Alan R. Buggy(1)......  Nominated for Director                 --  48

------------------
(1) Nominated on August 7, 1997 for election to the Board of Directors.
(2) Member of the Compensation Committee, of which Mr. Webb is Chairman.
(3) Member of the Audit Committee, of which Mr. Seidler is Chairman.

EDWARD FISHMAN has served as Chairman of the Board of the Company since 1985. He served as Chief Executive Officer from 1985 until December, 1995 and served as President during May, 1993. Prior to his retirement as an active Company employee in September, 1996, his principal activities for the Company related to marketing, long-range development and strategic planning. He has 18 years of marketing experience in the casino industry and he has served as a marketing and strategic planning consultant to casinos throughout the world.

HOWARD GOLDBERG became President and Chief Operating Officer of the Company in May, 1993, and then became Chief Executive Officer in December, 1995. Prior to joining the Company, he was the managing shareholder practicing law in the Atlantic City, New Jersey law firm of Horn, Goldberg, Gorny, Plackter, Weiss & Perskie ("Horn,
Goldberg"), which has represented the Company since its inception. Since the advent of casino gaming in Atlantic City, Mr. Goldberg specialized in representing casinos in New Jersey and other jurisdictions for development and regulatory matters.
Mr. Goldberg's name remains a part of the firm name of Horn, Goldberg, but he does not currently engage in any firmrelated activities or matters. The amount of any payments due him from the firm is not affected by or dependent upon fees paid by the Company to Horn, Goldberg.

  JOHN GROOM joined the Company as Executive Vice President, Operations in January, 1996 and became Chief Operating Officer of the Company in September, 1996. From May, 1979 until January, 1995, Mr. Groom served in various executive management positions within the Caesars organization at Caesars Atlantic City and Caesars Palace Las Vegas.

  MARSHALL S. GELLER is the Chairman, Chief Executive Officer and founding partner of Geller & Friend Capital Partners, Inc., a merchant banking investment company. He was formerly interim President and Chief Operating Officer of the Company from November, 1992, through April, 1993, and now serves as a member of the Compensation Committee of the Company, of which he was Chairman from September, 1995 to September, 1996. From 1991 through 1995, Mr. Geller was the Senior Managing Partner and founder of Golenberg & Geller, Inc., a merchant banking investment company. Mr. Geller served as Vice Chairman of Gruntal & Co. Inc., an investment banking firm, from 1988 to 1990. From 1967 until 1988, he was a Senior Managing Director of Bear Stearns & Co. Inc., an investment banking firm ("Bear Stearns"). He is currently a director, and was formerly the interim Co-Chairman, of Hexcel Corporation. Mr. Geller is a director of Value Vision International, Inc. and serves as Chairman of its Investment Committee. He also serves on the Boards of Ballantyne of Omaha, Inc. and Cabletel Communications Corporation.

  LEE SEIDLER is a private investor. He is affiliated with Bear Stearns as Managing Director Emeritus. From 1981 to 1989, he was a Senior Managing Director of Bear Stearns. He is a director of Synthetic Industries, Inc., The Shubert Organization, Inc. and The Shubert Foundation. Mr. Seidler is the Chairman of the Company's Audit Committee. Mr. Seidler was a Professor of Accounting and Price Waterhouse Professor of Auditing at New York University from 1965 to 1985.

  CHARLES M. MASSON is an independent consultant and has been President of McCloud Partners, a private advisory firm in New York City since 1993. He served as the Chairman of the Board of Directors of Cadillac Fairview Corporation Limited, a real estate management and development company from September, 1994 through August, 1995, as a director of Salomon Brothers Inc from 1991 through May, 1993, and as Vice President of Salomon Brothers Inc from 1990 through 1993. Mr. Masson served as a director of Griffin Gaming & Entertainment, Inc. (formerly Resorts International, Inc.) ("GG&E") from November, 1993 until December, 1996. Mr. Masson served as a director of Color Tile, Inc. from August, 1996 until July, 1997.

  EARL E. WEBB is the head of LaSalle Partners' Investment
Banking Group,which provides real estate acquisition, disposition and financing services to clients that include domestic and foreign corporations, pension funds, developers and financial institutions. He serves on the Board of Directors of LaSalle
Partners and as a member of its Management Committee. Mr. Webb serves as the Chairman of the Company's Compensation Committee.

  LAWRENCE COHEN has served as President and Chief Executive
Officer of the Griffin Group since July 1, 1997. From 1988 to
June, 1997, he served as Executive Vice President and Chief
Financial Officer of The Griffin Group. From 1986 to 1988, he was
Assistant Corporate Controller of Columbia Pictures
Entertainment, Inc. Prior to 1986, Mr. Cohen was with the accounting firm of Paneth, Haber & Zimmerman. He also served as a Director of Resorts International Hotel, Inc. from 1994 to December, 1996.
From 1994 until July, 1996, Mr. Cohen served as a Director of
Liberty Broadcasting, Inc., a privately held broadcasting company. Mr. Cohen is a member of the Company's Audit and Compensation Committees.

  VINCENT J. NAIMOLI has served as Chairman, President and Chief
Executive Officer of Anchor Industries International, Inc., a multi-industry, operating, holding and financial services company since 1989 and as the Managing General Partner and Chief
Executive Officer of the Tampa Bay Devil Rays since 1995. Mr. Naimoli served as a Director of GG&E from May 1994 to December 1996, as Chairman, President and Chief Executive Officer of Doehler-Jarvis, Inc. from 1991 to 1995, a designer and manufacturer of precision aluminum castings, as Chairman, President and Chief Executive Officer of Harvard Industries,
Inc., an automotive components company, from 1993 to 1997, and as Chairman, President and Chief Executive Officer of Ladish
Company, Inc., a manufacturer of forged titanium and other metal components, from 1993 to 1995. He serves on the Board of Directors of Florida Progress Corporation, Russell-Stanley
Corporation and Simplicity Pattern Company, Inc.

ALAN R. BUGGY has served as Managing Director of Price
Waterhouse since 1994. From 1990 to 1993, Mr. Buggy served as
Executive Chairman of ITC Entertainment Group. Mr. Buggy also served as Managing Director of Samuel Montagu, Inc., a merchant banking firm, from 1983 to 1990. From 1982 to 1983, he served as Senior Vice
President of American Scandinavian Bank, managing the corporate finance and treasury divisions.

     COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

  The Board of Directors has permanent Audit and Compensation Committees. The membership and chairmanship of each of these Committees are determined from time to time by the Board of Directors. However, only directors who are not employed by the Company ("Non-employee Directors") may serve on the Audit Committee and the Compensation Committee.

The Audit Committee held eleven meetings during the fiscal year ended March 31, 1997 ("Fiscal 1997") and the Compensation Committee held eight meetings during Fiscal 1997. During the course of Fiscal
1997, the members of both Committees also held informal discussions about Committee business.

The Audit Committee's functions include: providing an avenue of communication among the Company's independent accountants, its management and the Board of Directors; recommending independent accountants and approving their compensation and services; considering the audit scope and plan; reviewing with management and the independent accountants the annual financial statements and matters relating to the audit; reviewing other matters relating to the Company's auditing procedures, and reviewing the adequacy of various internal controls and procedures. The Company's Internal Audit Department reports directly to the Audit Committee. The Audit Committee continually reviews the plans, scope and work of the Internal Audit Department.

The Compensation Committee's functions include: making recommendations regarding all forms of compensation to be paid to the executive officers; establishing goals for executive compensation policies and monitoring the extent to which performance by executive officers fulfills such goals; and administering the Company's various stock option and stock incentive plans, including the determination of awards to be made under such plans.

  The Board of Directors does not have a standing Nominating
Committee. The functions of a nominating committee are carried out by the Board of Directors as a whole.

The Company's Board of Directors met eighteen times during Fiscal 1997, including telephonic meetings. No member of the Board of Directors participated in fewer than 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees on which such director served.

                         EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following summary compensation table sets forth, for the Company's last three fiscal years, the compensation paid by the Company to: (i) the Company's Chief Executive Officer and the other four most highly compensated executive officers as of March 31, 1997, (ii) Edward Fishman, who served as executive Chairman of the Company through September 9, 1996 and (iii) David Fishman and Steven P. Perskie, who served as executive officers of the Company during a part of Fiscal 1997 (the individuals referred to in clauses (i)-(iii) are collectively referred to herein as, the "Named Executives"):

                      SUMMARY COMPENSATION TABLE

                                                      LONG-TERM
                             ANNUAL COMPENSATION      COMPENSATION

                    FISCAL
                    YEAR                           SECURITIES
NAME AND PRINCIPAL  ENDING                         UNDERLYING    ALL OTHER
POSITION            MARCH 31,  SALARY      BONUS   OPTIONS      COMPENSATION

Edward Fishman ......  1997  $221,918(1)     --         --   $2,000,000(2)
Chairman of the Board  1996   500,000        --         --             --
                       1995   500,000        --  600,000(3)            --
Howard Goldberg .....  1997  $475,000        --  600,000(4)            --
President,
Chief Executive
Officer and Director   1996   500,000        --         --             --
                       1995   500,000  $250,000  600,000(3)            --
Peter J. Aranow(5) ..  1997  $300,000        --  150,000(6)            --
Executive Vice
President-Finance
and Secretary          1996   350,000        --   25,000(7)            --
                       1995   300,000  $150,000   45,000(8)            --
John Groom ..........  1997  $300,000        --  100,000(9)            --
Executive Vice
President, Chief
Operating Officer      1996   54,918(10)     --  100,000(11)           --
                       1995       --         --          --            --
Patrick Madamba, Jr.   1997  $139,829        --   15,000(12)           --
Vice President
and General Counsel    1996   127,356  $ 25,000    7,500(13)           --
                       1995   23,288(10)     --   15,000(14)           --
David Fishman  ......  1997  221,918(1)      --          --  $2,000,000(2)
Former Vice Chairman of
the Board and Director 1996  500,000         --          --            --
                       1995  500,000         --   600,000(3)           --
Steven P. Perskie....  1997  $168,493(1)     --   50,000(15)  $  56,000(16)
Former Executive
Vice President,
General Counsel        1996   325,000        --   25,000(17)           --
and Director           1995   122,019(10)    --  150,000(18)           --
Henry M. Applegate,
III(5) ..... ........  1997  $200,000        --   50,000(19)           --
Sr. Vice President and
Chief Financial        1996     7,650(10)    --   50,000(20)           --
Officer                1995        --        --          --            --
--------

 (1) Reflects compensation through retirement date of September 9, 1996 for Edward and David Fishman and December 2, 1996 for Steven P. Perskie.

 (2) Pursuant to their retirement agreements, Edward and David Fishman each received $500,000 in cash in September, 1996 and elected in March, 1997, to receive 301,884 shares each of Common Stock, with a market value of $1,500,000 at such time, in lieu of their remaining cash payments of $1,500,000 (see "Retirement, Employment and Change of Control Agreements").

 (3) Includes 150,000 shares subject to options granted on April
     14, 1994, with an exercise price of $11.50 per share and 450,000 shares subject to options granted on March 1, 1995, with an exercise price of $16.50 per share. With respect to each of Edward and David Fishman, 150,000 options to purchase
     Common Stock at $11.50 per share and 90,000 options to purchase
     Common Stock at $16.50 per share will remain outstanding for certain specified periods following their retirement date of September 9, 1996, and the remaining options depicted above expired unexercised.
     Mr. Goldberg's options depicted above have been canceled. (see "Compensation Committee Report on Repricing of Options" and "Retirement, Employment and Change Of Control Agreements").

 (4) Includes 375,000 shares subject to options granted on September 19, 1996, with an exercise price of $7.70 per share. These options vested upon their granting. Also, includes 225,000 shares subject to options granted on September 19, 1996, with an exercise price of $8.47 (see "Compensation Committee Report on Repricing of Options"). These options vest 20% on the date of the grant and on each of the first through fourth anniversaries of the date of the grant.

 (5) Mr. Aranow became the Chief Financial Officer of the Company effective August 15, 1997, following Mr. Henry M. Applegate's resignation as Senior Vice President and Chief Financial
     Officer of the Company.

 (6) Includes 50,000 shares subject to options and 100,000 Stock Appreciation Rights granted on September 19, 1996, with an exercise price of $7.70 per share. The shares subject to options vest 20% on the date of grant and on each of the first through fourth anniversaries of the date of the grant.

 (7) Includes 25,000 shares subject to options granted on November 17, 1995 with an exercise price of $13.56 per share. The options vest 20% on each of the first through fifth anniversaries of the date of the grant.

 (8) Includes 45,000 shares subject to options granted on April
     14, 1994, with an exercise price of $11.50 per share. The options vest 20% on each of the first and second anniversaries of the date of the grant, respectively, and the remaining 60% of the options vest on the third anniversary of the date of the grant.

 (9) Includes 100,000 shares subject to options granted on September 19, 1996, with an exercise price of $7.00 per share. The options vest 20% on each of the first through fifth anniversaries of the date of the grant.

(10) Represents fiscal year compensation following January 25, 1996 for John Groom, March 18, 1996 for Henry M. Applegate, III, January 23, 1995 for Patrick Madamba, Jr. and May 2, 1994 for Steven P. Perskie, the dates when each became an employee of the Company.

(11) Includes 100,000 shares subject to options granted on January 24, 1996, with an exercise price of $9.25 per share.
     The options vest 20% on each of the first through fifth anniversaries of the date of the grant.

(12) Includes 15,000 shares subject to options granted on September 19, 1996, with an exercise price of $7.70 per share. The options vest 20% on date of the grant and on each of the first through fourth anniversaries of the date of grant (see "Compensation Committee Report on Repricing of Options").

(13) Includes 7,500 shares subject to options granted on November
     17, 1995, with an exercise price of $13.56 per share. The options have been canceled (see "Compensation Committee Report on Repricing of Options").

(14) Includes 15,000 shares subject to options granted on January
     23, 1995, with an exercise price of $13.96 per share. The options have been canceled (see "Compensation Committee Report on Repricing of Options").

(15) Includes 50,000 shares subject to options granted on September 19, 1996, with an exercise price of $7.70 per share.
     The options vest 20% on date of the grant and on each of the first through fourth anniversaries of the date of the grant (see
     "Compensation Committee Report on Repricing of Options").

(16) Pursuant to Mr. Perskie's retirement agreement, Mr. Perskie received $48,000 in severance benefits in Fiscal 1997. An additional $8,000 was received pursuant to his consulting agreement. Under these agreements with the Company, Mr. Perskie receives monthly payments of $8,000 and $2,000 respectively through December, 1998.

(17) Includes 25,000 shares subject to options granted on November 17, 1995, with an exercise price of $13.56 per share. The options have been canceled (see "Compensation Committee
     Report on Repricing of Options").

(18) Includes 150,000 shares subject to options granted on May 2, 1994, with an exercise price of $13.25 per share. The options have been canceled (see "Compensation Committee Report on Repricing of Options").

(19) Includes 50,000 shares subject to options granted on September 19, 1996, with an exercise price of $7.00 per share. The options vest 20% on each of the first through fifth anniversaries of the date of the grant.

(20) Includes 50,000 shares subject to options granted on March
     27, 1996, with an exercise price of $10.00 per share. The options vest 20% on each of the first through fifth anniversaries of the date of the grant.

No other annual compensation or long-term incentive plan payouts were paid during the fiscal year ended March 31, 1997.

STOCK OPTION GRANTS

The following table relates to options granted to the Named Executives during the fiscal year ended March 31, 1997.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                 INDIVIDUAL GRANTS                  POTENTIAL REALIZABLE VALUE
                                                        AT ASSUMED ANNUAL
                       % OF TOTAL                            RATES OF
                       OPTIONS                            STOCK PRICE
                       GRANTED TO    EXERCISE               APPRECIATION
             OPTIONS   EMPLOYEES IN  PRICE       EXPIRATION
   NAME      GRANTED   FISCAL YEAR   PER SHARE   DATE       5%       10%

Edward Fishman ........     --      --     --       --         --         --
Howard Goldberg .......375,000   27.34  $7.70  10/1/99    $156,143  $617,340
                       225,000   16.41   8.47  9/19/01     104,394   630,803
Peter J. Aranow ....... 50,000    3.65  $7.70  9/19/01      61,699   178,679
                       100,000    7.29  $7.70  9/19/01     123,397   357,357
John Groom ............100,000(1) 7.29  $7.00  9/19/02(1)  193,397   427,357
Henry M. Applegate,
III(2)                  50,000(1) 3.65  $7.00  9/19/02(1)   96,699   213,679
Patrick Madamba, Jr. .. 15,000    1.09  $7.70  9/19/01      18,510    53,604
David Fishman .........     --      --     --      --           --        --
Steven P. Perskie ..... 50,000    3.65  $7.70  9/19/01      61,699   178,679

--------
 (1) Options vest in 20% increments on each of the first through fifth anniversaries of September 19, 1996. These options expire on September 19, 2001, except for the final vested increment, which expires one year following vesting, on September 19, 2002.

 (2) Resigned effective August 15, 1997.

STOCK OPTION EXERCISES

The following table relates to options exercised during the fiscal year ended March 31, 1997 and options outstanding at the year end.

                     AGGREGATED OPTION EXERCISES IN LAST
                FISCAL YEAR AND FISCAL YEAR END OPTION VALUE

                                  NUMBER OF UNEXERCISED   VALUE OF UNEXERCISED
                                    OPTIONS AT            IN-THE-MONEY OPTIONS
                     SHARES         MARCH 31, 1997        AT MARCH 31, 1997(2)
                     ACQUIRED ON  VALUE
NAME                 EXERCISE     REALIZED(1) EXERCISABLE/UNEXERCISABLE
                                              UNEXERCISABLE/EXERCISABLE
Edward Fishman ........ 301,884 1,500,000 150,000      --   -- --
Howard Goldberg ....... --      --        476,250 180,000   -- --
Peter J. Aranow ....... --      --        258,000 187,000   -- --
John Groom ............ --      --         20,000 180,000   -- --
Henry M. Applegate(3) . --      --         10,000  90,000   -- --
Patrick Madamba, Jr. .. --      --          3,000  12,000   -- --
David Fishman ....... . 301,884 1,500,000 465,000      --   -- --
Steven P. Perskie ..... --      --         10,000  40,000   -- --

--------

(1) See Note 2 to Summary Compensation Table.

(2) Based upon the aggregate sum of the positive difference between the NASDAQ National Market closing quotation for the Common Stock on March 31, 1997 and the exercise price for each option, no outstanding options have inherent value.

(3) Resigned effective August 15, 1997.

RETIREMENT, EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

Edward Fishman and David Fishman Agreements. On September 9, 1996, the Company announced senior management changes and an expansion of its Board of Directors, and in connection therewith, Edward Fishman and David Fishman (the "Fishmans") retired from the Company and executed separate agreements which became effective on September 9, 1996 (the "Retirement Agreements").


  Each of the Retirement Agreements provide the Fishmans with certain severance benefits that took into account both their historic and potential future amounts of total compensation.
See Executive Compensation -- Summary Compensation Table.
The cash amounts associated therewith would be payable in four equal installments of $500,000, less tax withholding, as of September 17, 1996 and on each of the three succeeding anniversaries (the "Installment Payments"), subject to acceleration in certain events described below. The Fishmans each received the first Installment Payment of $500,000 in September, 1996. With regard to each of the Fishmans, the Company accelerated the vesting of outstanding options to purchase 90,000 shares of Company Common Stock at $11.50 per share, which options were scheduled to vest in full on April 14, 1997. The Company also agreed that Edward Fishman could exercise currently exercisable options through September 9, 1997, and that David Fishman could exercise currently exercisable options for a one-year period following the cessation of consulting services on March 11, 1997 pursuant to his Retirement
Agreement. The Retirement Agreements also provide for continuation, at current cost levels, of long-term care insurance and medical insurance through age 65, with any increases in future premiums payable by each of the Fishmans.

  The Retirement Agreements provide that, subject to the consent of the Company, each of the Fishmans may request that all or any unpaid Installment Payment which was due or scheduled to become due in the future be paid currently in the form of shares of Common Stock if written notice of such election was delivered to the Company (which, when given, represented the ("Stock Election Date") and such election were not revoked prior to the close of business on the fourth trading day following the Stock Election Date (the "Stock Payment
Date"). Any payment so authorized by the Company in the form of Common Stock (a "Stock Payment") would be based upon the following fair market valuation methodology: the number of shares issuable pursuant to a Stock Payment shall be determined based on the average reported high and low trading prices of the Common
Stock for each of the five trading days beginning on the Stock
Election Date and ending on the Stock Payment Date, less applicable tax withholding; and any Stock Payment which satisfied part of, but not all of, the total aggregate outstanding
Installment Payment deemed to satisfy the Installment Payment amounts in their reverse order of due date. In March, 1997 the Fishmans each elected to receive 301,884 shares of Common Stock in lieu of their remaining Installment Payments of $1,500,000.

  The Fishmans have agreed to become subject to certain confidentiality, non-solicitation and non-competition agreements, as part of the Retirement Agreements, which prohibit: (i) the misuse of Company confidential information; (ii) the solicitation, hiring, or the encouragement of any solicitation or hiring of any managerial or high-level Company employee for one year following execution of the Retirement Agreements; and (iii) competition with the Company within certain geographic limits for one year following execution of the Retirement Agreements.

  The Company has entered into employment agreements with three executives, Howard A. Goldberg, Peter J. Aranow and Patrick Madamba, Jr.
("Employment Agreements"). The Company has entered into a change of control agreement with John Groom.

  Employment Agreements for Howard A. Goldberg and Peter J.
Aranow. In 1996, the Company entered into new Employment Agreements with Howard A. Goldberg and Peter J. Aranow to replace their 1993 agreements. Mr. Goldberg's Employment Agreement extends to September 30,
1999, and Mr. Aranow's Employment Agreement extends to September
30, 1998. During the terms of the respective Employment
Agreements, Mr. Goldberg will serve as Chief Executive Officer of the Company, and Mr. Aranow will serve as Executive Vice
President -- Finance and Treasurer of the Company. Mr. Goldberg's base compensation will be not less than $450,000 per year. Mr. Aranow's base compensation will be not less than $300,000 per year for the period through March 31, 1997 and $250,000 for the balance of the term of the Employment Agreement. The Board may grant discretionary bonuses and stock-based compensation. The executives, their spouses and dependents will be provided with welfare and retirement benefit coverages pursuant to the Employment Agreements.

  If the Company terminates an executive's employment without cause (as defined in the applicable Employment Agreement), for a reason other than death or disability, or in the event of constructive termination (as defined in the applicable Employment Agreement), the executive will be entitled to receive severance compensation upon his execution of a release of the Company as to all matters arising in connection with his employment and termination. If the Employment Agreement expires at the end of its present term or at the expiration of any renewal and the Company has not given six months prior notice of its intention not to renew, the executive will receive severance compensation upon execution of a release of the Company. The severance compensation payable upon expiration of Mr. Goldberg's Employment Agreement on September 30, 1999, or Mr. Aranow's Employment Agreement on September 30, 1998, will consist of continued base compensation for a period of six months less the number of months of non-renewal notice provided by the Company. The severance compensation payable in the other circumstances described above will consist of continued base compensation and performance bonuses for a period of 12 months following his termination of employment or, if longer, to the end of the term of the Employment Agreement. The executive may elect to have the present value of the base compensation payments paid in a lump sum after his termination of employment. In addition, the executive will immediately vest in all stock options previously granted to him and may exercise the options for 12 months following his date of termination, but in no event beyond the expiration of the option term; provided, however, that such accelerated vesting and continued exercisability shall not apply to the Non-Qualified Stock Option and Stock Appreciation Rights granted to Mr. Aranow on September 19, 1996. The executive will continue to participate in the Company's applicable employee benefit programs during the period for which he receives severance compensation (without regard to whether payments are made in a lump sum), unless the Company provides him with a payment equal to the cost of such coverage.

  If a change of control occurs and the Company terminates the executive's employment without cause (including constructive termination), or, in the case of Mr. Goldberg, if the executive terminates employment within 180 days following a change of control because there has been a change of circumstances with the Company that affects his position or responsibilities such that he is no longer able to discharge his duties and responsibilities effectively, the executive will be entitled to receive severance compensation. In addition, if a change of control occurs and the executive's employment is terminated without cause (including constructive termination) within six months before the change of control, the executive will be entitled to receive severance compensation. As severance compensation under this paragraph, the executive will receive a lump sum payment equal to the present value of the base compensation that would be due him for a period of 36 months following his termination of employment, based on his average annual base compensation for the 36-month period preceding his termination, and a lump sum payment equal to the present value of the aggregate performance bonuses that he received for the 36-month period preceding his termination (or, in the case of Mr. Goldberg, if greater, 150% of the largest performance bonus paid to him during the 36-month period). The executive will immediately vest in all stock options previously granted to him and may exercise the options for 12 months following his date of termination, but in no event beyond the expiration of the option term. The executive will continue to participate in the Company's applicable employee benefit programs during the period for which he receives severance compensation (without regard to whether payments are made in a lump sum), unless the Company provides him with a payment equal to the cost of such coverage.

  The benefits provided under the Employment Agreements in the event of a change of control are limited by the Internal Revenue Code parachute provisions. If and to the extent that the benefits to be provided under the Agreements are considered "excess parachute payments" under section 280G of the Internal Revenue Code, the benefits will be reduced to the maximum amount that may be paid under section 280G without resulting in the imposition of penalties on "excess parachute payments."

  For purposes of the Employment Agreements, the occurrence of any of the following events will be considered a change in control: (i) any person (except The Griffin Group, Inc., Company management as of the effective date of the Agreements, the Company or any employee benefit plan of the Company), shall become the beneficial owner of 30% or more of the Company's voting stock;
(ii) consummation by the Company of a merger or similar transaction with respect to which the persons who were the beneficial owners of the Company's voting stock immediately before the transaction do not, following the transaction, beneficially own more than 50% of the then outstanding shares of voting stock in substantially the same proportion as their ownership before the transaction; (iii) a complete liquidation or dissolution of the Company; (iv) a sale or other disposition of all or substantially all the assets of the Company other than to a corporation with respect to which, following such sale or disposition, more than 50% of the voting stock is owned beneficially by the persons who were the beneficial owners of the Company's voting stock immediately before such sale or disposition in substantially the same proportion as their ownership before the sale or disposition; (v) individuals who, as of the beginning of any 24-month period, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual who becomes a director after the beginning of such period and whose election or nomination was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened Board election contest; or (vi) a "change in control" (as defined in the form of indenture governing any indebtedness of the Company) shall have occurred.

  If the Company terminates the executive's employment because of the termination of his license to take part in the casino and gaming business in any state in which the Company conducts business, the executive will receive continued base compensation for six months after his termination (or 12 months if the loss of license was not the result of an activity that the executive knew or should have known would result in the loss of his license).

  If the executive dies, his base compensation will continue to be paid for three months following the month of his death. If the executive is disabled, he will be entitled to benefits payable under applicable plans of the Company. In the event of death or disability, the Company will also pay a proportionate portion of any performance bonus for the year in which his death or disability occurs or, if performance results are not available, the applicable portion of the performance bonus paid to the executive for the prior year.

  If the executive voluntarily terminates employment or the Company terminates his employment for cause, the executive will be prohibited from engaging in competition with the Company for one year following such termination. If the executive is terminated on any other basis resulting in payments under the Employment Agreement (without regard to whether the payments are made in a lump sum), the executive will be prohibited from engaging in competition with the Company for a period equal to the payment period.

  Employment Agreement for Patrick Madamba, Jr. In 1997, the Company entered into a new Employment Agreement with Patrick Madamba, Jr. to replace his 1995 agreement. Mr. Madamba's Employment Agreement extends to January 22, 1999. During the term of the Employment Agreement, Mr. Madamba will serve as Vice President and General Counsel of the Company. Mr. Madamba's base compensation will be not less than $150,000 per year for the period commencing January 23, 1997 through January 22, 1999. The Board may grant discretionary bonuses and stock-based compensation. The executive and his spouse and dependents will be provided with welfare and retirement benefit coverages pursuant to the Employment Agreement.

  If the Company terminates the executive's employment without cause (as defined in the Employment Agreement), for a reason other than death or disability, or in the event of constructive termination
(as defined in the Employment Agreement), the executive will be entitled to receive severance compensation consisting of continued base compensation through the end of the term of the Employment Agreement, payable in a lump sum.

  If a change of control occurs and the Company terminates the executive's employment without cause (including constructive termination) within two years after the change of control or within six months before the change of control, the executive will be entitled to receive severance compensation. As severance compensation, the executive will receive a lump sum payment equal to the present value of the base compensation that would be due him for a period of 36 months following his termination of employment, based on his average annual base compensation for the 36-month period preceding his termination, and a lump sum payment equal to the present value of the aggregate performance bonuses that he received for the 36-month period preceding his termination. The executive will immediately vest in all stock options previously granted to him and may exercise the options for 12 months following his date of termination, but in no event beyond the expiration of the option term. The executive will continue to participate in the Company's applicable employee benefit programs during the period for which he receives severance compensation (without regard to whether payments are made in a lump sum), unless the Company provides him with a payment equal to the cost of such coverage. "Change of control" has the meaning described in the section above entitled
"Employment Agreements for Howard A. Goldberg and Peter J.
Aranow." The benefits provided under the Employment Agreement in the event of a change of control are limited by the Internal
Revenue Code parachute provisions, as described in the section above entitled "Employment Agreements for Howard A. Goldberg and
Peter J. Aranow."

If the executive voluntarily terminates employment with the Company (unless he terminates employment after the expiration of the term of the Employment Agreement because of the Company's failure to renew the Agreement on at least as favorable terms as the current
Agreement), or if the Company terminates the executive's employment for cause, the executive is prohibited from engaging in competition with the Company for one year following such termination.

  Change of Control Agreement. The Company has entered into a change of control agreement ("Agreement") with John Groom that will provide severance benefits in the event Mr. Groom's employment is terminated as a result of a change of control of the Company. If the Company terminates Mr. Groom's employment other than for cause (as defined in the Agreement) within two years after a change of control or within six months before a change in control, or if Mr. Groom terminates employment for good reason
(as defined in the Agreement) within such period, Mr. Groom will be entitled to receive severance benefits. The severance benefits include a lump sum payment equal to the present value of Mr.
Groom's base compensation that would be due to him for a period of 36 months following his termination of employment, based upon his average annual base compensation for the 36-month period preceding his termination, and a lump sum payment equal to the present value of the aggregate performance bonuses that Mr. Groom received for the 36-month period preceding his termination. In addition, Mr. Groom will continue to participate in the Company's applicable employee benefit programs during the period for which he receives severance benefits, unless the Company provides Mr.
Groom with a payment equal to the cost of such coverage. The benefits under the Agreement are limited, however, by the Internal Revenue Code parachute provisions, as described in the section above entitled "Employment Agreements for Howard A.
Goldberg and Peter J. Aranow."

For purposes of the Agreement, the occurrence of any of the change of control events described above under "Employment Agreements for Howard A. Goldberg and Peter J. Aranow" will be considered a change of control, unless the Board determines otherwise before the event occurs. An event may be considered a change of control for purposes of other plans or agreements of the Company without being considered a change of control for purposes of the Agreement.

  Upon execution, the Agreement will continue through December 31, 1998; provided that if a change of control occurs during the term of the Agreement, the Agreement will automatically continue in effect for 24 months after the month in which the change of control occurs.

         STOCK PERFORMANCE GRAPH

  The following graph and table compare the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock during the five years ended March 31, 1997 with the cumulative return on the Dow Jones Casinos Index ("DJ Casinos Index") and the Standard & Poor's 500 Stock Index ("S&P 500").

  The following table illustrates various returns for the Company's Common Stock, the S&P 500 and the DJ Casinos Index, assuming $100 was invested in the Company's Common Stock on March
31, 1992 in each of the foregoing indices and assumes the reinvestment of any dividends (no dividends have been paid on the Company's Common Stock).


                                         3/92 3/93 3/94 3/95 3/96 3/97
Players International, Inc .............  100  350  638  869  439  225
S&P...................................... 100  115  117  135  179  214
DJ Casinos..............................  100  138  172  197  247  190


    COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

INTRODUCTION

  Pursuant to SEC rules, the Compensation Committee of the Board of Directors has prepared the following report for inclusion in this proxy statement addressing the Company's executive compensation policies for Fiscal 1997. The Compensation Committee is comprised of non-employee members of the Board of Directors. Following the Company's Annual Meeting each year, the Board of Directors traditionally holds a reorganizational meeting to, among other things, appoint committee members to serve until the next Annual Meeting. Following the Company's 1995 Annual Meeting on September 12, 1995, the Board of Directors held a reorganizational meeting, at which time three non-employee members were appointed to the Compensation Committee: Marshall Geller (Chairman), Thomas E. Gallagher and Lee Seidler. On September 4, 1996, Marshall Geller resigned as Chairman, but continued to serve as a member. Mr. Gallagher was then appointed to serve as Chairman of the Compensation Committee. Following the Company's
1996 Annual Meeting on November 14, 1996, the Compensation
Committee was again reconstituted in connection with the Board of Director's annual reorganizational meeting. Since November 14,
1996, the Compensation Committee has been comprised of three non-employee directors of the Company: Earl Webb (Chairman), Lawrence Cohen and Marshall Geller. See "Compensation Committee Interlocks and Insider Participation."

COMPENSATION POLICIES

 The Company's executive compensation for its executive officers consists currently of the following major components: base salary, performance bonuses and stock options.

  The Company's compensation policies for its executive officers and other senior managers are intended to further the interests of the Company and its stockholders by encouraging the growth of its business and its earnings on a stable and consistent basis through securing, retaining and motivating management employees of high caliber who possess skills useful to the development and growth of the Company. The Compensation Committee periodically reviews the compensation paid to the Company's executive officers to ensure that the actual compensation paid continues to further the goals of the Company's compensation policy. The Company also periodically assesses the compensation paid to its executive officers and other senior managers in order to maximize the extent to which compensation may be deducted, for tax purposes, in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended.

  The Compensation Committee seeks to compensate the Company's executive officers and other senior managers in a fashion that will attract, retain, motivate and appropriately reward individuals for their respective contributions to the Company. Historically, the Company maintained similar base compensation for certain of its executive officers, Edward Fishman, David Fishman and Howard Goldberg, in recognition of the fact that, as a development oriented business, each of these executives contributed his own area of expertise to the Company. In September, 1996, however, the Company shifted its focus from a development oriented company to an operating oriented company. The retirement of two executive officers, Edward Fishman and David Fishman, coincided with this change in orientation of the Company. In connection with their retirement, the Company provided Edward and David Fishman with certain severance benefits that took into account both their historic and potential future amounts of total compensation. See "Executive Compensation -- Summary Compensation Table" and "Retirement, Employment and Change of Control Agreements."

  The retirement of these two executive officers, the change in orientation of the Company, the evolution and maturation of the gaming industry from one of rapid growth and expansion to one of more modest growth and intense competition, and other factors resulted in the commencement of a thorough review of the Company's executive compensation policies. The Compensation Committee, during Fiscal 1997, retained Towers Perrin, a nationally recognized compensation consulting firm, to review the Company's executive compensation policies. The Compensation Committee anticipates that Towers Perrin will complete its review during the second quarter of fiscal 1998. Towers Perrin is reviewing each major component of the Company's overall executive compensation packages, i.e. base salary, performance bonuses and stock options, to determine whether these components and the actual compensation to be paid to the Company's executive officers require adjustment. Towers Perrin is to provide recommendations to the Compensation Committee regarding both the criteria to be used in fashioning compensation packages for the Company's executive officers on a going forward basis and actual compensation to be paid. Towers Perrin's review includes an examination of the methodology used by the Company in fashioning executive compensation packages relative to other gaming companies, salary comparables and other pertinent information. Based upon Towers Perrin's recommendations, the Compensation Committee intends to make changes to the Company's executive compensation policies, as necessary, to ensure that the Company's executive officers' interests continue to be aligned with those of stockholders.

BASE COMPENSATION

  The base compensation paid to the Company's executive officers is influenced significantly by the need to attract and retain management employees with high levels of expertise. This requires the Company to compete with other companies, some with greater resources or locations perceived to be more desirable for relocation than those of the Company, for the availability and services of a limited pool of experienced and skilled managers. As employment opportunities have increased within the gaming industry, the demand for senior managers has often exceeded the supply of available skilled personnel.

  In addition to the retention of Towers Perrin, the Compensation
Committee has continued to review publicly available information in the casino industry to determine the level of base compensation necessary to remain competitive and to accomplish the goal of attracting and retaining high caliber executive officers and other senior managers. In the opinion of the Compensation
Committee, the levels of base compensation paid to the Company's executive officers is in the middle range of base compensation paid in the casino industry in light of the fact that each of the Company's executive officers is eligible to receive a discretionary performance bonus.

PERFORMANCE BONUSES

  The Company uses performance bonuses in its executive compensation packages to recognize the achievement of certain goals by the Company as a whole and to reward extraordinary performance by individual executives. In keeping with the Company's philosophy to award executives for the impact that their decisions have on the Company's and its subsidiaries' financial operations, the Company's policy has been to make a distinction in how it awards bonus compensation to its executive officers and to other members of its senior management staff. Performance bonus payments granted to the Company's executive officers have generally been linked to the net income earned by the Company as a whole as well as other objective and subjective criteria, including specific goals established by the Company for its executive officers.
Bonus compensation awarded to the Company's other senior management personnel has generally been more closely aligned with the operating performance of the specific operating entity or subsidiary for which the individual primarily works and is based upon performance criteria related to that entity, usually measured at least in part by its operating earnings. For Fiscal
1997, while certain senior managers at the subsidiary level were paid performance bonuses, no performance bonuses were paid to the Company's executive officers in view of the Company's net corporate earnings during the fiscal year and other performance criteria.

STOCK OPTIONS

  The third component of the Company's compensation package consists of the granting of stock options. Historically, the Company has relied heavily upon the grant of stock options as part of its executive compensation policy. The Company believes that the granting of stock options encourages its officers to achieve long-term goals and objectives that are consistent with results that benefit the Company's stockholders. In addition, in view of the entrepreneurial opportunities available to individual executives in the casino industry, the Company believes that the grant of an equity stake in the Company, in the form of stock options, is important in attracting and retaining key executives. The issuance of stock options has historically been used by the Company as a tool to compete with other casino companies of greater size and resources for the services of a limited pool of experienced and skilled managers.

On September 19, 1996, the Compensation Committee of the Board of Directors authorized an option repricing and exchange program concerning certain outstanding stock options of its executive officers and certain other senior managers who are critical to the Company's future success in order to provide a meaningful long-term incentive compensation opportunity in light of the trading prices for the Common Stock at that time. In order to align incentive compensation opportunities with stockholders' interests, the Company also awarded stock options to certain other executive officers of the Company who were not eligible to participate in the option repricing and exchange program. See "Executive
Compensation -- Summary Compensation Table." The continued volatility of the trading prices for the Common Stock subsequent to the implementation of the option repricing and exchange program has, however, adversely impacted the achievement of the goals underlying the program. Accordingly, the Compensation Committee has requested Towers Perrin to make specific recommendations to address this issue.

COMPENSATION AWARDED TO THE CHIEF EXECUTIVE OFFICER

  In December, 1995, Howard Goldberg became Chief Executive Officer of the Company. During Fiscal 1997, in connection with the Company's shift in focus from a development oriented company to an operating oriented company, Mr. Goldberg was given specific responsibilities with respect to streamlining operations and disposing of unnecessary development-related and under performing assets. The Company entered into a new Employment Agreement with Mr. Goldberg which establishes a minimum base compensation level of $450,000 on an annualized basis. See "Retirement, Employment and Change of Control Agreements." This minimum base compensation represents a $50,000 reduction in salary for Mr. Goldberg on an annualized basis. Mr. Goldberg's salary was reduced with the understanding that the performance bonus and stock option components of his compensation package would be reviewed annually. For Fiscal 1997, Mr. Goldberg received base compensation of $475,000 (a portion of which was paid at a base compensation level of $500,000 while the remaining portion was paid at the reduced base compensation level of $450,000). No bonus or other form of incentive compensation was paid to the Company's executive officers, including Mr. Goldberg, during Fiscal 1997.

        THE COMPENSATION COMMITTEE
        Earl Webb, Chairman
        Marshall Geller
        Lawrence Cohen

        TEN YEAR OPTION REPRICING TABLE

  The following table sets forth certain information concerning the repricing of stock options in Fiscal 1997 with respect to certain of the Company's Named Executives. The following represents the only repricing of options effected by the Company during the past ten years:

                        NUMBER OF
                        SECURITIES MARKET PRICE EXERCISE
                        UNDERLYING OF STOCK AT  PRICE AT  NEW      LENGTH OF
                        OPTIONS    TIME OF      TIME OF   EXERCISE ORIGINAL
NAME             DATE   REPRICED   REPRICING    REPRICING PRICE    OPTION TERM
                                                                   REMAINING
                                                                   AT DATE OF
                                                                   REPRICING

Howard Goldberg   9/19/96 375,000      7.00     11.83     7.70    1.67 years
                  9/19/96 225,000(1)   7.00     15.25(1)  8.47    (1)
Patrick Madamba   9/19/96  15,000(2)   7.00     13.83(2)  7.70    (2)
Steven P. Perskie 9/19/96  50,000(3)   7.00     13.29(3)  7.70    (3)

--------
(1) In return for the options described above, Mr. Goldberg surrendered options to purchase (i) 150,000 shares of Common Stock at an exercise price of $11.50 per share (scheduled to expire on April 14, 1999) and (ii) 450,000 shares of Common Stock at an exercise price of $16.50 per share (80% of which were scheduled to expire on March 31, 2000 and 20% of which were scheduled to expire on March 31, 2001). The
    $15.25 value described above represents the weighted average exercise price of the surrendered options.

(2) In return for the options described above, Mr. Madamba surrendered options to purchase (i) 7,500 shares of Common
    Stock at $13.56 per share (80% of which were scheduled to expire on November 17, 2000 and 20% of which were scheduled to expire on November 17, 2001) and (ii) 15,000 shares of Common Stock at $13.96 per share (which were scheduled to expire on January 23, 2000). The $13.83 value described above represents the weighted average exercise price of the surrendered options.

(3) In return for the options described above, Mr. Perskie surrendered options to purchase (i) 150,000 shares of Common Stock at $13.25 per share (which were scheduled to expire on May 2, 1999 and (ii) 25,000 shares of Common Stock at $13.56 per share (80% of which were scheduled to expire on November 17, 2000 and 20% of which were scheduled to expire on November 17, 2001). The $13.29 value described above represents the weighted average exercise price of the surrendered options.

COMPENSATION COMMITTEE REPORT ON REPRICING OF OPTIONS

On September 19, 1996, the Compensation Committee of the Board of Directors authorized an option repricing and exchange program concerning certain outstanding stock options of executive officers and certain other senior managers who are critical to the Company's future success in order to provide a meaningful long-term incentive compensation opportunity in light of the trading prices for the Common Stock at that time. Certain of the Company's outstanding stock options at such time had exercise prices that were substantially above the then current market price of the Common Stock. The
Compensation Committee concluded that these stock options, which are an important element in the Company's incentive compensation program, no longer provided sufficient incentives to the Company's executive officers and certain other senior managers nor adequately encouraged them to remain with the Company.

  The repricing program was approved on September 19, 1996 at exercise prices equal to at least a ten percent (10%) premium above the then-prevailing price of Common Stock ($7.70 per share, based upon the September 19, 1996 closing quotation of $7.00 for Common Stock on the NASDAQ National Market). The Compensation Committee believed that the option repricing and exchange program was in the best interests of the Company and its stockholders.

  Accordingly, on September 19, 1996, the Compensation Committee determined to offer to certain senior managers of the Company and certain Named Executives the opportunity to exchange previously granted options to purchase 1,442,900 options with an average exercise price of $13.59 per share for replacement options to purchase
842,300 shares with an average exercise price of $7.91 per share.
Excluding Named Executives, the Company permitted senior managers to exchange an aggregate of 270,400 stock options with exercise prices ranging from $11.17 to $19.75 per share for an aggregate of 177,300 stock options with an exercise price of $7.70 per share.

Among the Named Executives, the Compensation Committee authorized Howard Goldberg to exchange stock options to purchase 375,000 shares of Common Stock at an exercise price of $11.83 per share for 375,000 stock options with an exercise price per share of $7.70 and stock options to purchase 600,000 shares of Common Stock at a weighted average exercise price of $15.25 per share for options to purchase 225,000 shares of Common Stock at $8.47 per share; Patrick Madamba, Jr. to exchange stock options to purchase 22,500 shares of Common Stock at a weighted average exercise price of $13.83 per share for options to purchase 15,000 shares of Common Stock at $7.70 per share; and Steven P. Perskie, former Executive Vice President, General Counsel to exchange options to purchase 175,000 shares of Common Stock at a weighted average exercise price of $13.29 per share for options to purchase 50,000 shares of Common Stock at an exercise price of $7.70 per share. All optionees holding such previously granted options, including the Named Executive Officers, accepted the offer to exchange their options. The replacement options provide for the purchase of substantially fewer number of shares of Common Stock than the options that were replaced.

In determining to make the option replacement offer to certain employees,the Compensation Committee balanced the importance of providing meaningful incentives to employees in order to advance stockholder value and the need to retain employees through an attractive compensation program versus the fairness of such replacement in relation to the Company's other stockholders. The
Compensation Committee concluded that replacement awards, which resulted in substantially fewer options outstanding, reduced stockholder dilution while permitting the Company to provide meaningful incentives to its employees. The continued volatility of the trading prices for the Common Stock subsequent to the implementation of the option repricing and exchange program has, however, adversely impacted the achievement of the goal of aligning the incentive compensation opportunities of the Company's executive officers with stockholders' interests.
Accordingly, the Compensation Committee has requested Towers
Perrin to make specific recommendations regarding a further realignment of incentive compensation opportunities.

        THE COMPENSATION COMMITTEE
        Earl Webb, Chairman
        Marshall Geller
        Lawrence Cohen

        COMPENSATION OF DIRECTORS

Effective October 1, 1996, the Company amended its compensation package for directors who were not also full-time employees of the Company ("Non-employee Directors") and established a reduced annual compensation rate of $25,000 (versus $40,000), payable in quarterly installments (the "Annual Fee"); established a policy whereby Committee Chairs received a fee of $5,000 (the "Committee
Chair Fee"); awarded a fair market value stock option grant for 22,500 shares on the date of the grant (October 1, 1996) to the Non-employee Directors (Messrs. Cohen, Gallagher, Geller, Masson,
Seidler and Webb) reduced the size of stock option awards (the
"Annual Grant") from 22,500 to 5,000 options; and reset the award date for Annual Grants to the date of election of directors at the Annual Meeting of Stockholders commencing with the 1997
Annual Meeting of Stockholders. The Company also established in its stock-based compensation program for Non-employee Directors an initial grant of 22,500 stock options exercisable at a price equal to the fair market value per share of Common Stock on the date of grant for each director joining the Board. Fifty percent
(50%) of the October 1, 1996, option grant vested as of the date of the grant, with the balance vesting upon the first re-election to the Board after completion of the first full year of service as a Director. Future Annual Grants will be immediately exercisable as of the date of the grant. In addition, directors are paid an attendance fee of $1,000 for actual attendance at Board or Committee meetings and $250 for attendance by telephone at any such meetings. Fees for Committee meetings are limited to one fee per day, in addition to any fee for attendance at a Board meeting on that day. The Company reimburses the directors for reasonable expenses incurred in attending Board of Committee meetings.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  On December 31, 1996, a license (the "Griffin License") expired between the Company and The Griffin Group, a company controlled by Mr. Merv Griffin, a major stockholder of the Company, under which Mr. Griffin acted as the public representative for all of the Company's riverboat and dockside casinos. In addition, Mr. Griffin provided other services, principally of a promotional nature. The Company's right to Mr. Griffin's services was exclusive in the riverboat and dockside casino industry, with certain exceptions related to Mr. Griffin's other casino interests.

  In consideration of Mr. Griffin's services under the Griffin
License, the Company, in 1992, issued to The Griffin Group warrants to purchase 2.1 million shares of Common Stock at an exercise price of $2.67 per share (on a split-adjusted basis). The warrants were exercised in November and December, 1996. In addition, the Griffin License required the Company to pay annual fees to The Griffin Group for each riverboat casino facility tied to the respective casino's fiscal year earnings before depreciation, interest and taxes
("EBDIT") for the year. The fee was not payable with respect to the Metropolis facility and the Company's original riverboat at the Lake Charles facility, the Players Lake Charles Riverboat, through December 31, 1996. The Griffin Group was also entitled to reimbursement of certain expenses and indemnification against certain claims. Mr. Griffin was also entitled to additional compensation, as negotiated in good faith, if he hosted, produced or performed in any shows at a Company casino.

  Subsequent to the end of fiscal year 1996, the Company and The
Griffin Group entered into an agreement to modify the Griffin License to reflect the extension of its terms to the Company's second riverboat casino in Lake Charles, the Star Riverboat, and its land-based casino in Mesquite effective as of the opening of each facility. The EBDIT fees that would have been payable with respect to these two additional facilities were replaced with one lump-sum payment of $300,000 for Mr. Griffin's services at these facilities through the period ending December 31, 1996.

          CERTAIN TRANSACTIONS

  During the year ended March 31, 1997, the Company purchased approximately $312,000 in merchandise from Marketing Innovations International, Inc. ("MII"). Edward and David Fishman, along with their brother, Stanley Fishman (who resigned as a director of the Company effective March 31, 1994), own a majority of the common stock of MII. In the opinion of the Company, the merchandise purchased from MII, was acquired in arms-length transactions at prices comparable to that which could have been obtained from unaffiliated vendors for comparable merchandise.

      RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

  Ernst & Young LLP was the Company's independent public accountant with respect to the consolidated financial statements of the Company and its subsidiaries during Fiscal 1997. A representative of Ernst & Young LLP is expected to be present at the Meeting and will have the opportunity to make a statement if the representative desires to do so. The representative is also expected to be available to respond to appropriate questions of stockholders.

          STOCKHOLDER PROPOSALS

  All proposals that any stockholder of the Company desires to present at the Annual Meeting of Stockholders in 1998 and to have included in the next Board of Directors' proxy statement and form of proxy relating to that meeting must be received by the Company no later than June 30, 1998.

        COST OF SOLICITATION OF PROXIES

  The Company will bear the cost of the solicitation of the Board of Directors' proxies for the Meeting, including the cost of preparing and distributing material, the handling and tabulation of proxies received and charges of brokerage houses and other institutions in forwarding such documents to beneficial owners. In addition to the mailing of proxy material, solicitation may be made in person or by telephone or telegraph by directors, officers or regular employees of the Company, or by other persons who may be engaged to perform soliciting activities.

        ANNUAL REPORT ON FORM 10-K

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON
SOLICITED BY THIS PROXY STATEMENT, ON THE WRITTEN REQUEST OF SUCH PERSON,
A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR ITS MOST RECENT FISCAL YEAR. SUCH WRITTEN REQUESTS
SHOULD BE DIRECTED TO INVESTOR RELATIONS DEPARTMENT, C/O PLAYERS
SERVICES, INC., 1300 ATLANTIC AVENUE, SUITE 800, ATLANTIC CITY, NEW JERSEY
08401.

PROXY
PLAYERS INTERNATIONAL, INC.
1300 ATLANTIC AVENUE, SUITE 800, ATLANTIC CITY, NEW JERSEY 08401



THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned stockholder of PLAYERS INTERNATIONAL, INC. (the "Company") hereby appoints HOWARD GOLDBERG, PETER ARANOW and PATRICK MADAMBA, JR., and each of them acting individually, as the attorney and proxy of the undersigned, with the powers the undersigned would possess if personally present, and with full power of substitution, to vote all shares of Common Stock of the Company at the Annual Meeting of Stockholders of the Company to be held on October 16, 1997 at 10:00 a.m. at the Riverport Casino Center, 777 Casino Center Drive, Maryland Heights, Missouri, and any adjournment or postponement thereof, upon all subjects that may properly come before the Meeting, including the matters described in the Proxy Statement furnished herewith, subject to any directions indicated below.

PROPOSAL 1 -- ELECTION OF DIRECTORS:

  / / FOR all ten nominees listed below.

/ / WITHHOLD AUTHORITY to vote for all ten nominees for director listed below.

    / / FOR all ten nominees for director listed below, except
                       WITHHOLD AUTHORITY
  to vote for the nominee(s) whose name(s) is(are) lined through.

Nominees: Edward Fishman, Howard A. Goldberg, John Groom, Marshall S.
          Geller, Lee Seidler, Lawrence Cohen, Earl E. Webb, Charles M. Masson, Vincent J. Naimoli and Alan R. Buggy.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER
DIRECTED BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS
MADE, THIS PROXY WILL BE VOTED "FOR" THE NOMINEES OF THE BOARD OF DIRECTORS IN THE ELECTION OF DIRECTORS. THIS PROXY ALSO DELEGATES DISCRETIONARY
AUTHORITY TO VOTE WITH RESPECT TO ANY OTHER BUSINESS WHICH MAY
PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF
ANNUAL MEETING, THE PROXY STATEMENT FURNISHED IN CONNECTION
THEREWITH AND THE ANNUAL REPORT AND HEREBY RATIFIES ALL THAT THE
SAID ATTORNEYS AND PROXIES MAY DO BY VIRTUE HEREOF.

              Dated: _____________________ , 1997
                       (Complete Date)
              ___________________________________
                   (Stockholder's Signature)

              ___________________________________
                   (Stockholder's Signature)

  NOTE: Please mark, date and sign this proxy card and return it in the enclosed envelope. Please sign as your name appears below. If shares are registered in more than one name, all owners should sign. If signing in a fiduciary or representative capacity, please give full title and attach evidence of authority. Corporations please sign with full corporate name by a duly authorized officer and affix corporate seal.